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                             June 14, 2024

       David Quek Yong Qi
       Chief Executive Officer
       Cuprina Holdings (Cayman) Limited
       Blk 1090 Lower Delta Road #06-08
       Singapore 169201

                                                        Re: Cuprina Holdings
(Cayman) Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 5, 2024
                                                            File No. 333-277731

       Dear David Quek Yong Qi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Related Party Transactions, page 138

   1. In your response to prior comment 3 you identify the familial ties of Bryan Teo Ying Jie and Dorea Quek En Qi to
director and principal shareholder Teo Peng Kwang and to chief executive officer,
director, and principal shareholder David Quek Yong Qi, respectively.
                                                        Please amend your
registration statement to disclose each relationship as you indicated in your response.
       General

   2. We are continuing to consider your response to prior comment 3. In that regard, please clarify whether each
selling stockholder is an affiliate of the company.
 David Quek Yong Qi
FirstName  LastNameDavid
                 (Cayman)Quek Yong Qi
Cuprina Holdings          Limited
Comapany
June       NameCuprina Holdings (Cayman) Limited
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
3. Please tell us whether and, if so, how the resale offering would assist the company in meeting the initial listing requirements of Nasdaq.
4.       We note your disclosure at page Alt-3 indicates that you have agreed to keep this
         prospectus effective until    the selling shareholders may resell
their shares without
         registration or have resold their shares under this prospectus or without registration. Please tell us whether there is a registration rights agreement between the selling shareholders and the company. If there is such an agreement, please describe its material terms, including the number of shares that it covers, clarify when the parties entered into the agreement, and file the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-
         K.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Mathew Lewis, Esq.